Third Quarter
Results
2026
Azul Reports R$1.2 billion EBITDA in 3Q26, Driven by Record RASK and Strategic Capacity Allocation
São Paulo, November 12, 2026 – Azul S.A., “Azul” (B3:AZUL3, NYSE:AZUL), the largest airline in Brazil by number of cities served, announces today its results for the third quarter of 2026 (“3Q26”). The following financial information, unless stated otherwise, is presented in Brazilian reais and in accordance with International Financial Reporting Standards (IFRS).
Financial and Operating Highlights

3Q26 Highlights¹	3Q26	3Q25	% Δ	2Q26	% Δ
Total operating revenue (R$ million)	5,635.7	5,737.0	-1.8%	4,978.7	13.2%
EBITDA (R$ million)	1,204.2	1,987.8	-39.4%	510.1	136.1%
EBITDA margin (%)	21.4%	34.6%	-13.3 p.p.	10.2%	+11.1 p.p.
Operating income (R$ million)	560.1	1,270.4	-55.9%	(159.1)	n.a.
Operating margin (%)	9.9%	22.1%	-12.2p.p.	-3.2%	+13.1p.p.
ASK (million)	11,933	12,818	-6.9%	11,468	4.0%
RASK (R$ cents)	47.23	44.76	5.5%	43.41	8.8%
PRASK (R$ cents)	43.60	41.30	5.6%	39.77	9.6%
Yield (R$ cents)	53.04	48.81	8.7%	49.43	7.3%
CASK (R$ cents)	42.54	34.85	22.1%	44.80	-5.1%
CASK ex-fuel (R$ cents)	27.12	24.16	12.3%	27.70	-2.1%
Average exchange rate (R$)	5.14	5.45	-5.7%	5.05	1.7%
Fuel cost per liter (R$)	5.63	3.82	47.2%	6.25	-9.9%
¹ Operating results were adjusted for non-recurring items totaling R$373.6 million in 3Q26. For more information see page 7.

•Throughout 2026, Azul maintained a disciplined approach to capacity management, prioritizing profitability and operational efficiency in an environment of elevated fuel prices. In 3Q26, total capacity decreased 6.9% year over year, reflecting the execution of the Company's business plan and strategic capacity adjustments to optimize profitability.
•Operating revenue in the third quarter reached R$5.6 billion, up 13.2% versus 2Q26 on 4.0% higher capacity, reflecting continued strength in demand, disciplined revenue management and a strong contribution from premium revenue and business units.
•All-time record RASK and PRASK of R$47.23 cents and R$43.60 cents in 3Q26, up 5.5% and 5.6% year-over-year respectively and up 8.8% and 9.6% respectively, versus 2Q26. We are maintaining a disciplined approach to capacity allocation to support continued RASK expansion.
•CASK in 3Q26 was R$42.54 cents, 5.1% lower compared to 2Q26, primarily driven by a 9.9% reduction in fuel cost per liter. CASK ex-fuel was R$27.12 cents, 2.1% lower compared to 2Q26, reflecting improved fixed-cost absorption from a 4.0% recovery in capacity and continued cost discipline.
•EBITDA reached R$1,204.2 million, representing a 21.4% margin, up 136.1% versus 2Q26, reflecting continued progress in strategic capacity allocation and improved operating leverage.
•Recurring free cash flow was positive at R$763.6 million, a meaningful achievement in an environment where fuel prices increased 47.2% year over year.
•Immediate liquidity reached R$4.1 billion, up 11.8% quarter over quarter. Pro-forma immediate liquidity reached R$4.6 billion, or 21.1% of last-twelve-month revenues, when including the US$100 million equity investment received from American Airlines in October. This was achieved while absorbing over R$1.2 billion in planned cash obligations, including semiannual exit-financing interest, debt amortization and security deposits, and Chapter 11-related payments. In September, Azul drew the first R$1.3 billion tranche of the FNAC facility, further strengthening liquidity; the remaining R$1.3 billion is expected in 4Q26.
•In October, Azul announced a financing transaction of up to R$2.0 billion, supported by a Brazilian Federal Government guarantee, providing funding for aviation fuel payments related to domestic operations in 4Q26 and 1Q27. Azul is the only airline in Brazil to have successfully structured both government-supported financing lines, FNAC and FGE.
•Azul remained the most on-time airline in Brazil throughout the quarter, while Net Promoter Score continued to improve, reinforcing the Company's focus on premium customer.
•In October, Azul relaunched Espaço Azul, elevating the travel experience with upgraded food and beverage options and priority travel benefits. Complemented by Azul’s extra legroom and seat back entertainment, the enhanced offering further strengthens the Company’s premium proposition and supports its continued focus on customer experience and revenue quality.

Third Quarter
Results
2026
Management Comments

The third quarter showed that Azul's transformation is working. We are delivering on the promises we made when we emerged from our restructuring: strengthening our liquidity position, reshaping the network around profitability, and raising the quality of our product and operations. These priorities are now translating into improved margins quarter-over-quarter and a recurring free cash flow generation. None of this would be possible without the passion and dedication of our almost 15,000 Crewmembers.

Delivering on our commitments: this quarter we reached the funding milestones we had committed to. In September, we secured the FNAC financing facility and drew its first R$1.3 billion tranche, with the remaining R$1.3 billion expected in 4Q26. In October, American Airlines' US$100 million equity investment in Azul was approved and funded. We also secured approval for a fuel financing line of up to R$2.0 billion, guaranteed by the Brazilian Federal Government through FGE, which will fund domestic fuel payments in 4Q26 and 1Q27. Together, these transactions extend our long-term funding base, protect liquidity against fuel-price volatility and give us the flexibility to carry out our strategy with confidence.

An improved cash profile: our business is increasing the ability to fund itself. We generated more than R$760 million of recurring free cash flow in the quarter despite a high fuel-price environment. In the same period, we paid approximately R$370 million of semiannual exit-financing interest, more than R$470 million of debt amortization, R$140 million of security deposits and approximately R$300 million of remaining Chapter 11 planned-obligations. Immediate liquidity ended the quarter above R$4.0 billion, up almost 12% from 2Q26. Pro-forma immediate liquidity reached R$4.6 billion, or 21.1% of last-twelve-month revenues, when including the US$100 million equity investment received from American Airlines in October.

A network built for profitability: we manage capacity for returns, not volume. In response to higher fuel prices, we deliberately redeployed capacity in 2026 away from fuel-intensive long-haul routes to focus on premium markets where our network is strong. In 3Q26, total capacity decreased 6.9% year over year. Compared with 2Q26, domestic ASKs increased 5.2%, supported by improved fleet availability and seasonal demand in the third quarter, while international ASKs were broadly stable. Despite the lower capacity, revenue reached R$5.6 billion, only 1.8% below 3Q25. Compared to 2Q26, operating revenues increased 13.2%, reflecting the benefit of fare increases implemented to partially offset higher fuel prices. These pricing actions supported stronger yields and unit revenues, demonstrating continued progress in revenue quality. Since we launched our redesigned network strategy in 2Q25, RASK has increased more than 22%, one of the strongest unit revenue performances in the industry. We will keep allocating every seat to the markets where it creates the most value.

Raising the bar on product and reliability: our customers are the foundation of our revenue strategy. In October, we relaunched Espaço Azul as a differentiated domestic premium product. It offers enhanced onboard service, priority travel benefits and more comfort, together with seat-back in-flight entertainment and fast, free Wi-Fi. Customers responded right away, and Espaço Azul NPS rose 14 points in October alone. Azul was once again the most on-time airline in Brazil every month in 3Q26, and overall NPS improved for another consecutive quarter, reaching multi-year highs. Our Crewmembers continue to set the standard for service and reliability in our industry.

Translating strategy into profitability: EBITDA reached R$1.2 billion in the quarter, a 21.4% margin and an increase of 136% compared with 2Q26. This was driven by healthy demand and improving revenue quality. Through disciplined pricing, capacity management and our focus on premium customers, we recaptured more than 50% of the fuel price increase across 2Q26 and 3Q26 combined. Unit cost rose 22.1% year over year, mainly because of higher fuel prices and lower capacity, but the trend is improving. Compared with 2Q26, CASK declined 5.1%, primarily due to a 9.9% reduction in fuel cost per liter. CASK ex-fuel was 2.1% lower, reflecting better fixed-cost absorption from a 4.0% increase in capacity and continued cost discipline.

Looking ahead, we are confident in the path we are on. Demand remains healthy, operations and customer satisfaction keep improving, and each milestone we deliver makes our balance sheet stronger. Azul is well positioned to keep expanding profitability, generate free cash flow and create long-term value for our Customers, Crewmembers and shareholders.

John Rodgerson, CEO of Azul S.A.

Third Quarter
Results
2026
Consolidated Financial Results

The following income statement and operating data should be read in conjunction with the quarterly results comments presented below:

Income statement (R$ million)¹	3Q26	3Q25	% Δ	9M26	9M25	% ∆
Operating Revenue
Passenger revenue	5,202.6	5,294.1	-1.7%	14,811.9	14,890.4	-0.5%
Cargo revenue and other	433.1	442.9	-2.2%	1,273.8	1,183.4	7.6%
Total operating revenue	5,635.7	5,737.0	-1.8%	16,085.7	16,073.8	0.1%
Operating Expenses
Aircraft fuel	(1,839.1)	(1,370.2)	34.2%	(5,140.9)	(4,330.9)	18.7%
Salaries and benefits	(763.0)	(596.8)	27.8%	(2,215.2)	(1,919.1)	15.4%
Depreciation and amortization	(644.2)	(717.4)	-10.2%	(1,967.7)	(2,295.4)	-14.3%
Other rent & ACMI	(184.4)	(172.2)	7.1%	(461.3)	(450.7)	2.3%
Airport fees	(296.8)	(315.9)	-6.0%	(887.1)	(950.3)	-6.7%
Traffic and customer servicing	(230.4)	(241.8)	-4.7%	(686.5)	(726.6)	-5.5%
Sales and marketing	(293.5)	(230.5)	27.3%	(818.8)	(641.2)	27.7%
Maintenance and repairs	(252.3)	(167.5)	50.6%	(699.0)	(572.8)	22.0%
Other	(571.9)	(654.5)	-12.6%	(1,763.3)	(1,966.0)	-10.3%
Total Operating Expenses	(5,075.6)	(4,466.7)	13.6%	(14,639.7)	(13,852.9)	5.7%
Operating Result	560.1	1,270.4	-55.9%	1,446.0	2,220.9	-34.9%
Operating margin	9.9%	22.1%	-12,2 p.p.	9.0%	13.8%	-4,8 p.p.
EBITDA	1,204.2	1,987.8	-39.4%	3,413.7	4,516.3	-24.4%
EBITDA margin	21.4%	34.6%	-13,3 p.p.	21.2%	28.1%	-6,9 p.p.
Financial Result	(724.5)	(1,914.5)	-62.2%	(1,228.1)	(788.6)	55.7%
Financial income	398.4	43.3	820.4%	442.8	858.5	-48.4%
Financial expenses²	(1,078.4)	(2,876.5)	-62.5%	(3,133.8)	(6,887.9)	-54.5%
Derivative financial instruments, net²	(10.9)	(0.0)	n.a.	3.5	(20.0)	n.a.
Foreign currency exchange, net	(33.7)	918.7	n.a.	1,459.4	5,260.9	-72.3%
Result Before Income Taxes	(164.5)	(644.2)	-74.5%	217.8	1,432.4	-84.8%
Income tax and social contribution	—	—	n.a.	(1.9)	(0.0)	6851.7%
Net Result²	(164.5)	(644.2)	-74.5%	215.9	1,432.3	-84.9%
Net margin	-2.9%	-11.2%	+8,3 p.p.	1.3%	8.9%	-7,6 p.p.
Adjusted Net Result² ³	(121.5)	(1,562.9)	-92.2%	(1,236.7)	(3,855.3)	-67.9%
Adjusted net margin² ³	-2.2%	-27.2%	+25,1 p.p.	-7.7%	-24.0%	+16,3 p.p.
¹ Operating results were adjusted for non-recurring items totaling R$373.6 million in 3Q26. For more information see page 7.
² Excludes conversion rights related to convertible debentures recognized in 3Q25.
³ Adjusted for unrealized derivative results and foreign currency.

Third Quarter
Results
2026

Operating Data¹	3Q26	3Q25	% Δ	9M26	9M25	% ∆
ASK (million)	11,933	12,818	-6.9%	35,854	38,448	-6.7%
Domestic	9,796	9,643	1.6%	28,951	29,537	-2.0%
International	2,137	3,176	-32.7%	6,903	8,911	-22.5%
RPK (million)	9,808	10,846	-9.6%	29,467	31,739	-7.2%
Domestic	7,948	8,134	-2.3%	23,464	24,219	-3.1%
International	1,860	2,712	-31.4%	6,003	7,520	-20.2%
Load factor (%)	82.2%	84.6%	-2.4 p.p.	82.2%	82.6%	-0.4 p.p.
Domestic	81.1%	84.3%	-3.2 p.p.	81.0%	82.0%	-0.9 p.p.
International	87.0%	85.4%	1.6 p.p.	87.0%	84.4%	2.6 p.p.
Average fare (R$)	676.6	656.2	3.1%	652.9	621.5	5.1%
Passengers (thousands)	7,689	8,067	-4.7%	22,685	23,960	-5.3%
Block hours	134,952	143,883	-6.2%	398,327	437,560	-9.0%
Aircraft utilization (hours per day)²	11.5	11.9	-3.4%	11.4	11.8	-3.4%
Departures	72,947	77,428	-5.8%	214,051	236,536	-9.5%
Average stage length (km)	1,217	1,301	-6.5%	1,248	1,288	-3.2%
End of period operating passenger aircraft	161	185	-13.0%	161	185	-13.0%
Fuel consumption (thousands of liters)	326,730	358,265	-8.8%	983,059	1,076,616	-8.7%
Fuel consumption per ASK	27.4	27.9	-2.0%	27.4	28.0	-2.1%
ASK per FTE (thousand)	800.1	861.1	-7.1%	2,404.1	2,582.9	-6.9%
Full-time-equivalent employees	14,913	14,886	0.2%	14,913	14,886	0.2%
Yield (R$ cents)	53.04	48.81	8.7%	50.27	46.92	7.1%
RASK (R$ cents)	47.23	44.76	5.5%	44.86	41.81	7.3%
PRASK (R$ cents)	43.60	41.30	5.6%	41.31	38.73	6.7%
CASK (R$ cents)	42.54	34.85	22.1%	40.83	36.03	13.3%
CASK ex-fuel (R$ cents)	27.12	24.16	12.3%	26.49	24.77	7.0%
Fuel cost per liter (R$)	5.63	3.82	47.2%	5.23	4.02	30.0%
Break-even load factor (%)	74.0%	65.9%	8.2p.p.	74.8%	71.1%	3.7p.p.
Average exchange rate (R$ per US$)	5.14	5.45	-5.7%	5.15	5.66	-9.0%
End of period exchange rate	5.18	5.32	-2.6%	5.18	5.32	-2.6%
Inflation (IPCA/LTM)	4.58%	4.81%	-0.2p.p.	4.58%	4.81%	-0.2p.p.
WTI (average per barrel, US$)	86.95	65.21	33.3%	84.04	65.95	27.4%
Heating oil (US$ per gallon)	3.77	2.30	63.6%	3.31	2.28	45.2%
¹ Operating results were adjusted for non-recurring items totaling R$373.6 million in 3Q26. For more information see page 7.
² Excludes Cessna aircraft and freighters.

Operating Revenue

In 3Q26, Azul’s total operating revenues reached R$5.6 billion, down 1.8% year-over-year, on a 6.9% lower capacity. Compared to 2Q26, operating revenues increased 13.2%, or R$657 million, on a 4.0% higher capacity, reflecting the benefit of fare increases implemented to partially offset higher fuel prices. These pricing actions supported stronger yields and unit revenues, demonstrating continued progress in revenue quality.

Our RASK and PRASK were at record levels at R$47.23 cents and R$43.60 cents respectively, up 5.5% and 5.6% year-over-year respectively and up 8.8% and 9.6% respectively, versus 2Q26. In 3Q26, our beyond-the-metal business units accounted for 20% of RASK, with unit contribution of R$9.49 cents.

Cargo revenue and other totaled R$433.1 million, 2.2% lower than 3Q25, mainly due to the reduction in our international operations impacting our international logistic performance, partially offset by better performance in our domestic logistics operation which increased 18.6% year-over-year. Compared to 2Q26, cargo revenue

Third Quarter
Results
2026
and other increased 3.6% driven by stronger freighter operations and supported by healthy margins in addition to the improvement in our charter business.

R$ cents¹	3Q26	3Q25	% Δ	9M26	9M25	% Δ
Operating revenue per ASK
Passenger revenue	43.60	41.30	5.6%	41.31	38.73	6.7%
Cargo revenue and other	3.63	3.46	5.0%	3.55	3.08	15.4%
Operating revenue (RASK)	47.23	44.76	5.5%	44.86	41.81	7.3%
Operating expenses per ASK
Aircraft fuel	(15.41)	(10.69)	44.2%	(14.34)	(11.26)	27.3%
Salaries and benefits	(6.39)	(4.66)	37.3%	(6.18)	(4.99)	23.8%
Depreciation and amortization	(5.40)	(5.60)	-3.5%	(5.49)	(5.97)	-8.1%
Other rent & ACMI	(1.55)	(1.34)	15.1%	(1.29)	(1.17)	9.8%
Airport fees	(2.49)	(2.46)	0.9%	(2.47)	(2.47)	0.1%
Traffic and customer servicing	(1.93)	(1.89)	2.4%	(1.91)	(1.89)	1.3%
Sales and marketing	(2.46)	(1.80)	36.8%	(2.28)	(1.67)	36.9%
Maintenance and repairs	(2.11)	(1.31)	61.8%	(1.95)	(1.49)	30.9%
Other operating expenses	(4.79)	(5.11)	-6.1%	(4.92)	(5.11)	-3.8%
Total operating expenses (CASK)	(42.54)	(34.85)	22.1%	(40.83)	(36.03)	13.3%
Operating income per ASK (RASK-CASK)	4.69	9.91	-52.6%	4.03	5.78	-30.2%
¹Operating results were adjusted for non-recurring items.

Operating Expenses

In 3Q26, operating expenses totaled R$5.1 billion, an increase of 13.6% compared with 3Q25, mainly due to higher jet fuel prices. Compared to 2Q26, operating expenses decreased 1.2%, on a 4.0% higher capacity. This reflects better fixed-cost absorption and continued cost discipline.

Costs per ASK was R$42.54 cents, 22.1% higher than in 3Q25, primarily driven by the increase of 47.2% in fuel cost and 6.9% reduction in capacity. Compared with 2Q26, CASK decreased 5.1%, mainly due to a 9.9% reduction in fuel cost per liter. CASK ex-fuel was R$27.12 cents, 2.1% lower than in 2Q26, reflecting better fixed-cost absorption from the higher capacity and continued cost discipline.

The breakdown of our main operating expenses compared to 3Q25 is as follows:

•Aircraft fuel increased 34.2% to R$1,839.1 million, mainly driven by the 47.2% increase in fuel price per liter, partially offset by lower capacity, and a 2.0% improvement in fuel burn per ASK from the higher utilization of our next-generation fleet.
•Salaries and benefits increased 27.8% compared to 3Q25, driven by investments in crew retention, hiring and training to support future operations and a 5% union increase in salaries as a result of the collective bargaining agreements with unions applicable to all airline employees in Brazil. Compared to 2Q26, salaries and benefits increased only 2.4% below the 4.0% increase in capacity, reflecting improved cost absorption as operations scaled.
•Depreciation and amortization reduced 10.2% or R$73.2 million, primarily due to the reduction in right-of-use assets following the lease modifications negotiated during the restructuring, partially offset by the larger E2 fleet compared to 3Q25 as part of our ongoing fleet transformation.
•Other rent & ACMI increased R$12.2 million compared to 3Q25, mainly due to our ACMI partnership which was implemented to offset the temporary reduction in our international capacity.
•Airport fees reduced 6.0% or R$19.1 million driven by the shift to a lower capacity growth strategy, with the 5.8% reduction in departures compared to 3Q25.
•Traffic and customer servicing reduced 4.7% or R$11.3 million, primarily due to the 4.7% reduction on passengers.

Third Quarter
Results
2026
•Sales and marketing increased R$63.0 million, mainly reflecting higher incentive costs associated with increased fares and stronger domestic logistics revenue performance, which grew 18.6% and contributed to higher commissions.
•Maintenance and repairs increased 50.6% compared to 3Q25, primarily reflecting a higher level of maintenance activity during the quarter, partially offset by the 5.7% appreciation of the Brazilian real against the US dollar. The year over year comparison was also impacted by a lower expense base in 3Q25, which benefited from credits and cost reductions negotiated as part of the Chapter 11 process.
•Other reduced R$82.6 million, mainly due to lower legal claims. This reflects improved operating performance in 2026, with fewer flight disruptions, and a stronger legal defense strategy. The reduction was partially offset by annual inflation of 4.6%.

Non-Operating Results

Net financial results (R$ million)¹	3Q26	3Q25	% Δ	9M26	9M25	% ∆
Net financial expenses	(679.9)	(2,833.3)	-76.0%	(2,691.1)	(6,029.4)	-55.4%
Derivative financial instruments, net	(10.9)	(0.0)	n.a.	3.5	(20.0)	n.a.
Foreign currency exchange, net	(33.7)	918.7	n.a.	1,459.4	5,260.9	-72.3%
Net financial results	(724.5)	(1,914.5)	-62.2%	(1,228.1)	(788.6)	55.7%
¹Excludes the conversion right related to the convertible debentures.

Net financial expenses were R$679.9 million in the quarter, mainly due to a R$244.7 million in interest on loans and financing accrued in 3Q26, R$457.5 million in accrued interest related to leases recognized as determined by IFRS16 rules and R$147.5 million related to paid interest on credit card receivable advanced.

Derivative financial instruments, net registered a loss of R$10.9 million in 3Q26 reflecting the implementation of NDF (Non-Deliverable Forward) contracts to mitigate foreign exchange exposure related to certain foreign currency-denominated financial liabilities.

Foreign currency exchange, net registered a loss of R$33.7 million in 3Q26, due to the 0.1% end of period depreciation of the Brazilian real against the US dollar versus 2Q26.

Third Quarter
Results
2026
Non-Recurring Items Reconciliation

The operating results presented in this release include certain non-recurring items, primarily associated with the execution of the Company's restructuring plan. These items were previously anticipated as part of the restructuring process and do not represent new or unexpected developments. Accordingly, the Company believes these items should be excluded when assessing underlying operating performance and comparing results across periods.

In 3Q26, our operating results were adjusted for non-recurring items totaling R$373.6 million mainly related to:

▪ Salaries and benefits: R$1.2 million due to payroll expenses related to the aircraft preservation.
▪ Other rent and ACMI: R$14.4 million in spare engine costs due to OEM contract suspension as part of our restructuring process.
▪ Traffic and customer servicing: R$0.1 million related to temporary operational disruptions in the quarter, resulting in one-time customer servicing and recovery expenses.
▪ Sales and marketing: R$6.8 million provision for expected credit losses recognized during the period, primarily related to accounts receivable from a local company undergoing bankruptcy proceedings.
▪ Maintenance and repairs: R$47.9 million in non-recurring charges related to aircraft preservation, OEM contract and spare parts write-offs associated with the restructuring process.
▪ Other: R$303.1 million associated with the R$204.2 million expenses related to rejected aircraft, R$56.8 million restructuring advisor fees and other one time items and R$42.1 million due to non-cash share-based incentive plan related to the restructuring process.

The table below provides a reconciliation of our reported amounts to the adjusted amounts excluding non recurrent items:

3Q26 Non-recurring Adjustments	As recorded	Adjustments	Adjusted
Operating Revenue
Passenger revenue	5,202.6	—	5,202.6
Cargo revenue and other	433.1	—	433.1
Total operating revenue	5,635.7	—	5,635.7
Operating Expenses
Aircraft fuel	1,839.1	—	1,839.1
Salaries and benefits	764.2	(1.2)	763.0
Depreciation and amortization	644.2	—	644.2
Other rent & ACMI	198.8	(14.4)	184.4
Airport fees	296.8	—	296.8
Traffic and customer servicing	230.5	(0.1)	230.4
Sales and marketing	300.3	(6.8)	293.5
Maintenance and repairs	300.3	(47.9)	252.3
Other	875.0	(303.1)	571.9
Total Operating Expenses	5,449.2	(373.6)	5,075.6
Operating Result	186.5	373.6	560.1
Operating margin	3.3%	+6.6 p.p.	9.9%
EBITDA	830.6	373.6	1,204.2
EBITDA margin	14.7%	+6.6 p.p.	21.4%

Third Quarter
Results
2026
EBITDA and Cash Flow Managerial View Reconciliation

The reconciliation below provides a bridge between our IFRS-reported figures and the Company’s Managerial View, which Azul believes provides improved investor visibility into the economics of the business.

	IFRS	Reclassifications			Non-Recurring		Managerial View
3Q26 EBITDA and cash reconciliations (R$ million)		Advances	Leases	Capex	EBITDA	Non-EBITDA
EBITDA	830.6	—	—	—	373.6	—	1,204.2
Non-Cash EBITDA items²	81.5	—	—	—	(171.0)	—	(89.4)
Non-EBITDA Cash items³	(0.6)	—	—	—	—	—	(0.6)
Change in working capital	1,174.0	(656.7)	21.3	330.0	(91.5)	87.6	864.6
Capex	(194.3)	—	—	(373.4)	—	74.7	(493.1)
Recurring FCF (ex. Rent)	1,891.3	(656.7)	21.3	(43.5)	111.2	162.3	1,485.8
Rent	(647.9)	—	(103.3)	—	—	29.0	(722.2)
Recurring FCF	1,243.3	(656.7)	(82.0)	(43.5)	111.2	191.3	763.6
Interest Paid, Net	(638.6)	147.5	82.0	3.1	—	—	(406.1)
Recurring Levered FCF	604.8	(509.3)	—	(40.4)	111.2	191.3	357.6
Non-recurring items	—	—	—	—	(111.2)	(191.4)	(302.5)
Advances in Credit Card Receivables	—	509.3	—	—	—	—	509.3
Levered FCF	604.8	—	—	(40.4)	—	—	564.4
Growth capex	—	—	—	(1.2)	—	—	(1.2)
Debt repayment	(522.7)	—	—	41.6	—	—	(481.1)
Deposit related to loans and financing	(142.0)	—	—	—	—	—	(142.0)
Capital raises	1,338.7	—	—	—	—	—	1,338.7
FX impact on Cash	(4.5)	—	—	—	—	—	(4.5)
Change in Cash	1,274.1	—	—	—	—	—	1,274.1
Cash at Beginning of the Period	1,268.9	—	—	—	—	—	1,268.9
Ending Cash Balance	2,543.0	—	—	—	—	—	2,543.0
Credit card receivable	800.0	—	—	—	—	—	800.0
Other accounts receivable	747.1	—	—	—	—	—	747.1
Available Liquidity	4,090.1	—	—	—	—	—	4,090.1
¹ Managerial View reclassifications set forth above represent presentation-only changes within income statement and cash flow statement line items and do not affect Azul’s financial statements prepared in accordance with IFRS. The Managerial View is presented with the objective of facilitating the understanding of the underlying operations in relation to the reclassifications presented above. Azul’s IFRS consolidated financial statements remain the sole basis for statutory reporting. The Managerial View line items are derived exclusively from Azul’s IFRS consolidated financial statements and are constructed through a defined set of operational reclassifications.
² Non-cash EBITDA items include: R$42.1 million in share-based incentive and R$128.9 million in aircraft rejects and other item related to the restructuring.
³ Non-EBITDA cash items include other costs of financial transactions, partially offset by foreign exchange gains realized in the quarter.

Reclassifications

•Advances: managerial view separates out advances in credit card receivables from normal-course changes in accounts receivable for improved investor visibility.
•Leases: managerial view incorporates the interest component of both operating and finance lease payments as well as the principal component of finance lease payments, in addition to any security deposits paid in the quarter.
•Capex: managerial view moves capex items recognized in financing activities (financed capex) and in working capital (such as maintenance reserves and pre-payments to suppliers) into the capex line.

Non-recurring items impacting EBITDA in the period totaled R$373.6 million. Of this amount, R$171.0 million was non-cash EBITDA related items and were related to share-based incentive and write-off related to aircraft rejected as a result of the comprehensive restructuring while R$111.2 million was paid in the period and

Third Quarter
Results
2026
is related to advisors’ fees and other deferrals in connection to our restructuring and R$91.5 million was adjusted against working capital. Please see page 7 for detailed information on each non-recurring item adjusting EBITDA in the period.

Non-recurring items that do not impact EBITDA in the period totaled R$191.3 million:

•Change in Working Capital in Managerial View was adjusted by R$87.6 million in 3Q26, mainly due rejected aircraft penalties, out-of-period amounts that were negotiated during the restructuring process to be rolled over and paid in this quarter, including government tax settlement and amounts due to suppliers from previous periods.
•Capex: Azul paid R$74.7 million of deferred capitalized maintenance in 3Q26 for services that were completed in prior periods and were negotiated to be postponed.
•Leases: Azul made R$29.0 million in deferred rent payments during 3Q26, related to prior forbearance agreements with lessors, finalized once both parties completed the restructuring of the Company’s lease terms.

Liquidity and Financing

Azul ended the third quarter with Immediate Liquidity of R$4.1 billion, representing 18.7% of our LTM revenues. Including the US$100 million investment received from American Airlines in October, immediate liquidity stood at approximately R$4.6 billion, or 21.1% of last-twelve-month revenues.

In the quarter, we paid R$302.5 million in non-recurring items related to our restructuring process as planned, approximately R$370 million of semi-annual exit-financing interest, and over R$600 million of debt amortization and security deposit. In September, Azul successfully drew the first R$1.3 billion tranche under the FNAC financing facility, further enhancing liquidity and financial flexibility. The remaining R$1.3 billion is expected to be available in 4Q26.

In October, Azul announced a financing transaction of up to R$2.0 billion, supported by a Brazilian Federal Government guarantee, providing funding for aviation fuel payments related to domestic operations in 4Q26 and 1Q27.

Accounts receivable decreased 41.6%, or R$1,100.5 million, compared to September 30, 2025, driven mainly by a deliberate strategic decision to advance available credit card receivables. In Brazil, these receivables are predominantly tied to tickets already flown, eliminating cardholder credit risk and allowing for immediate access to funds without holdbacks. This structure provides Azul with significant liquidity flexibility, as receivables can be advanced at minimal cost when needed.
As of September 30, 2026, the Company holds a credit card receivables balance of R$800.0 million (R$1,611.0 million as of September 30, 2025).

Liquidity (R$ million)	3Q26	2Q26	% Δ	3Q25	% Δ
Cash and cash equivalents	2,543.0	1,268.9	100.4%	652.6	289.7%
Short-term investments	—	—	n.a.	143.3	n.a.
Accounts receivable	1,547.1	2,390.3	-35.3%	2,647.6	-41.6%
Immediate liquidity	4,090.1	3,659.2	11.8%	3,443.5	18.8%
Cash as % of LTM revenue	18.7%	16.6%	+2,0 p.p.	15.9%	+2,8 p.p.

Azul’s debt amortization schedule as of September 30, 2026 is presented below. The chart converts our dollar denominated debt to reais using the quarter-end foreign exchange rate of R$5.18

Third Quarter
Results
2026

¹Excludes approximately R$305 million in pre delivery payment obligations due in 4Q26, which will be extinguished once the aircraft are acquired by the lessor.
² 3Q26 Immediate liquidity includes the US$100 million investment received from American Airlines in October.

Compared to 2Q26, gross debt increased 5.7% or R$1,224.1 million to R$22,639.9 million. The increase was mainly driven by the first R$1.3 billion tranche of the FNAC financing facility, drawn in September, and by higher lease liabilities from the addition of two A330s, two E2s and one A321 freighter to the fleet. Finance lease liabilities also increased following a sale-and-leaseback transaction involving four E2 engines. These effects were partially offset by the prepayment of approximately R$400 million of higher-cost debt and the payment of approximately R$370 million of semiannual exit-financing interest.

Lease, Loans and financing (R$ million)¹	3Q26	2Q26	% Δ	3Q25	% Δ
Lease liabilities	11,575.6	11,109.9	4.2%	15,645.1	-26.0%
Lease notes	—	—	n.a.	730.9	n.a.
Finance lease liabilities	673.8	421.9	59.7%	613.3	9.9%
Other aircraft loans and financing	660.7	529.4	24.8%	984.6	-32.9%
Loans and financing	9,729.9	9,354.7	4.0%	19,341.4	-49.7%
% of non-aircraft debt in local currency	17.0%	15.1%	+1,9 p.p.	6.6%	+10,4 p.p.
% of total debt in local currency	7.3%	6.6%	+0,7 p.p.	2.7%	+4,6 p.p.
Gross debt	22,639.9	21,415.9	5.7%	37,315.2	-39.3%
¹Considers the effect of hedges on debt. Excludes convertible debentures and OEM notes in 3Q25.

The table below presents additional information related to our loans and financing payments in 3Q26:

Loans and financing payments (R$ million)	3Q26	2Q26	% Δ	3Q25	% Δ
Loans and financing repayments	472.5	88.0	437.0%	46.5	916.8%
Interest on loans and financing	414.9	40.2	933.0%	32.4	1,179.6%
Total loans and financing payments	887.5	128.2	592.5%	78.9	1,024.8%

The table below presents additional information related to our interest payments in 3Q26 according to IFRS:

Third Quarter
Results
2026

Interest payments (R$ million)	3Q26	2Q26	% Δ	3Q25	% Δ
Interest on loans and financing	414.9	40.2	933.0%	32.4	1,179.6%
Interest on leases	82.0	53.6	52.9%	86.0	-4.6%
Interest on factoring credit card receivables	147.5	66.8	120.7%	57.8	155.0%
Other interest	(5.8)	20.3	n.a.	2.6	n.a.
Total interest payments	638.6	180.9	253.1%	178.8	257.1%

Managerial View reclassifies interest expenses associated with advancing credit card receivables, operating leases and aircraft financing, as well as interest on engine facilities to “Advances in Credit Card Receivables”,
“Rent” and “Capex”, respectively. Managerial interest totaled R$406.1 million in the quarter, as demonstrated below:

Interest payments (R$ million)	IFRS	Reclassifications			Managerial View
		Advances	Leases	Capex
Interest on loans and financing	414.9	—	—	(3.1)	411.9
Interest on leases	82.0	—	(82.0)	—	—
Interest on factoring credit card receivables	147.5	(147.5)	—	—	—
Other interest	(5.8)	—	—	—	(5.8)
Total interest payments	638.6	(147.5)	(82.0)	(3.1)	406.1

As of September 30, 2026, Azul’s average debt maturity excluding lease liabilities was 3.7 years, with an average interest rate on debt in U.S. dollars of 9.9%. Average interest rate debt in local currency was 9.0% or CDI -4.0%, while the average interest rate on dollar-denominated obligations was 9.9%.
Azul’s leverage ratio measured as net debt to LTM EBITDA and using immediate liquidity was 3.3x, down 1.9 turns year-over-year. When using available liquidity, the Company’s leverage was 3.5x. Leverage in 3Q26 was negatively affected by lower EBITDA generation resulting from higher fuel prices.

Key financial ratios (R$ million)	3Q26	2Q26	% Δ	3Q25	% Δ
Cash¹	2,543.0	1,268.9	100.4%	795.9	219.5%
Credit Card Receivables	800.0	1,456.7	-45.1%	1,611.0	-50.3%
Other receivables	747.1	933.6	-20.0%	1,036.6	-27.9%
Gross debt²	22,639.9	21,415.9	5.7%	37,315.2	-39.3%
Net debt w/ Credit Card Receivables	19,296.9	18,690.3	3.2%	34,908.3	-44.7%
Net debt / EBITDA (LTM) w/ Credit Card Receivables[3]	3.5x	3.0x	0.5x	5.4x	-1.9x
Net debt w/ Other Receivables	18,549.8	17,756.7	4.5%	33,871.7	-45.2%
Net debt / EBITDA (LTM) w/ Other Receivables[4]	3.3x	2.8x	0.5x	5.2x	-1.9x
¹Includes cash, cash equivalents, receivables, short and long-term investments.
²Excludes convertible debentures and OEM notes.
³Net debt / EBITDA using available liquidity.
4Net debt / EBITDA using immediate liquidity

Third Quarter
Results
2026
Fleet

As of September 30, 2026, Azul had an available to schedule fleet of 161 aircraft. The average aircraft age was 7.9 years excluding Cessna aircraft. Azul ended 3Q26 with more than 90% of its domestic capacity operated by next-generation aircraft, significantly above any other airline in the region.

Available to Schedule Fleet	3Q26	2Q26	% Δ	3Q25	% Δ
Airbus widebody	6	5	20.0%	12	-50.0%
Airbus narrowbody	55	53	3.8%	57	-3.5%
Embraer E2	44	42	4.8%	37	18.9%
Embraer E1	7	8	-12.5%	25	-72.0%
ATR	25	23	8.7%	31	-19.4%
Cessna	24	24	-	23	4.3%
Total passenger operating fleet	161	155	3.9%	185	-13.0%

The table below presents additional information related to our Managerial View of rent payments in 3Q26:

Rent (R$ million)	IFRS	Reclassifications	Non-Recurring	Managerial View
		Leases	Out of Period
Rent	647.9	—	(29.0)	618.9
Interest on leases	—	82.0	—	82.0
Security deposits	—	21.3	—	21.3
Total rent payments	647.9	103.3	(29.0)	722.2

Reclassifications: Under IFRS 16, only principal payments for operating leases are classified as “Leases” under cash flow from financing activities. Managerial View incorporates the interest component of operating and financing leases of R$82.0 million, as well as security deposits of R$21.3 million captured under change in working capital under IFRS.

Non-Recurring: Managerial View removes the impact of out-of-period cash rent and penalties due to late aircraft redelivery payments, which totaled R$29.0 million in the quarter.

Capex

Capital expenditure as presented in our cash flows from investing activities excluding short-term investment and sale and leaseback totaled R$277.0 million in 3Q26, mostly due to the capitalization of engine overhauls and the acquisition of spare parts in the quarter. This does not include prepayments and maintenance reserves.

Capex (R$ million)	3Q26	3Q25	% Δ	9M26	9M25	% Δ
Aircraft and maintenance and checks	220.5	61.9	256.4%	359.6	198.0	81.6%
Intangible assets	38.9	27.5	41.7%	118.2	74.9	57.8%
Pre-delivery payments	—	—	n.a.	—	—	n.a.
Other	17.5	27.9	-37.1%	38.8	46.1	-15.9%
Capex	277.0	117.2	136.3%	516.5	319.0	61.9%
Sale and leaseback, net	(82.6)	—	n.a.	(122.3)	(30.7)	298.3%
Net capex	194.3	117.2	65.8%	394.3	288.3	36.8%

Third Quarter
Results
2026
Certain items Azul views as capex are recognized in working capital, interest and financing activities under IFRS. In 3Q26 Managerial capex totaled R$493.1 million, driven by these reclassifications as demonstrated below:
•R$169.4 million prepaid maintenance payments reclassified from change in other assets and change in accounts payable to capex.
•R$3.1 million related to interest on engine maintenance financing reclassified from interest paid to capex.
•R$41.6 million related to engine maintenance financing line repayments reclassified from debt repayments to capex.
•R$160.6 million maintenance reserves payments reclassified from change in other assets and change in accounts payable to capex.
•R$1.2 million related to pre-delivery payments and redelivery payments reclassified from capex to growth capex.

Non-Recurring: In 3Q26, Azul paid R$74.7 million in previously deferred capex which was reclassified under Managerial View.

Capex, net (R$ million)	IFRS	Reclassifications	Non-Recurring	Managerial View
		Capex	Out of Period
Capex	194.3	—	(74.7)	119.6
Pre-payments	—	169.4	—	169.4
Interest on loans and financing	—	3.1	—	3.1
Debt repayment	—	41.6	—	41.6
Maintenance reserve	—	160.6	—	160.6
Growth capex transfer	—	(1.2)	—	(1.2)
Total capex payments	194.3	373.4	(74.7)	493.1
Total growth capex	—	1.2	—	1.2

Third Quarter
Results
2026

Conference Call

Thursday, November 12, 2026
10:00 a.m. (EST) | 12:00 p.m. (Brasília time)
USA: +1 360 209 5623 or +1 386 347 5053
Brazil: +55 11 4632 2236 or +55 11 4632 2237
Code: 832 2591 7967
Webcast: 3Q26 Earnings call

About Azul
Azul S.A. (B3: AZUL3; NYSE: AZUL), Brazil’s largest airline in number of cities served, offers more than 800 daily flights to more than 140 destinations. With an operating fleet of more than 160 aircraft and more than 14,000 crew members, the Company operates a network of 280 nonstop routes. In 2020, it was named the world’s best airline by TripAdvisor, the first time a Brazilian airline achieved the top position in the Traveler’s Choice Awards.For more information visit ri.voeazul.com.br/en/.

Contact:
Investor Relations                         Media Relations
Tel: +55 11 4831 2880                     Tel: +55 11 98196 1035
invest@voeazul.com.br                     imprensa@voeazul.com.br

Third Quarter
Results
2026
Balance Sheet – IFRS

(R$ million)	September 30, 2026	June 30, 2026	September 30, 2025
Assets	32,206.8	30,784.9	27,626.2
Current assets	6,476.6	6,292.5	7,298.8
Cash and cash equivalents	2,543.0	1,268.9	652.6
Short-term investments	—	—	1,112.9
Accounts receivable	1,547.1	2,390.3	2,647.6
Inventories	1,091.6	1,095.9	1,022.2
Security deposits and maintenance reserves	257.7	308.7	414.0
Taxes recoverable	134.0	207.6	241.0
Derivative financial instruments	—	5.0	—
Prepaid expenses	457.6	519.9	327.5
Other current assets	445.5	496.2	880.9
Non-current assets	25,730.3	24,492.4	20,327.4
Security deposits and maintenance reserves	2,663.0	2,500.7	3,968.4
Other non-current assets	8,182.4	8,160.3	651.9
Right of use – leased aircraft and other assets	8,786.1	8,137.3	9,505.0
Right of use – maintenance of leased aircraft	2,065.9	1,708.7	1,778.0
Property and equipment	2,515.3	2,448.1	2,877.9
Intangible assets	1,517.5	1,537.2	1,546.3
Liabilities and equity	32,206.8	30,784.9	27,626.2
Current liabilities	15,775.1	14,891.9	26,828.3
Loans and financing	1,530.2	1,347.7	11,291.8
Convertible instruments	—	—	54.4
Leases	2,724.5	2,591.2	3,965.4
Lease notes	—	—	62.9
Accounts payable	2,768.9	2,637.0	3,477.6
Air traffic liability	6,816.7	6,261.5	6,006.9
Salaries and benefits	625.7	564.4	610.2
Insurance payable	5.7	10.8	14.8
Taxes payable	209.2	184.7	105.6
Derivative financial instruments	6.7	2.5	—
Provisions	299.7	376.9	405.2
Airport fees	748.4	804.3	711.5
Other	39.3	111.1	122.0
Non-current liabilities	22,081.9	21,047.8	28,204.6
Loans and financing	8,860.4	8,536.3	9,034.1
Convertible instruments	—	—	495.9
Leases	9,524.9	8,940.7	12,293.0
Lease notes	—	—	668.0
Accounts payable	96.0	131.5	1,534.8
Provision	1,594.6	1,425.4	2,468.2
Airport fees	818.9	820.3	733.9
Other non-current liabilities	1,187.2	1,193.7	976.7
Equity	(5,650.1)	(5,154.9)	(27,406.7)
Issued capital	21,685.8	21,685.8	7,060.8
Advance for future capital increase	1.1	1.1	—
Capital reserve	3,270.0	3,227.2	(1,407.0)
Treasury shares	—	—	(3.1)
Accumulated other comprehensive result	4.9	4.9	5.9
Accumulated losses	(30,612.0)	(30,073.9)	(33,063.3)

Third Quarter
Results
2026
Cash Flow Statement – IFRS

(R$ million)	3Q26	3Q25	% Δ	9M26	9M25	% Δ
Cash flows from operating activities
Net profit (loss) for the period	(538.0)	(1,366.5)	-60.6%	4,081.7	1,755.2	132.6%
Total non-cash adjustments
Depreciation and amortization	644.2	717.4	-10.2%	2,045.7	2,295.4	-10.9%
Unrealized derivatives	10.9	137.4	-92.1%	(3.5)	(723.3)	-99.5%
Exchange gain and (losses) in foreign currency	31.3	(886.2)	n.a.	(1,403.3)	(5,438.7)	-74.2%
Financial income and expenses, net	681.8	2,727.6	-75.0%	7,294.1	6,211.8	17.4%
Provisions	(54.3)	108.9	n.a.	141.9	193.5	-26.7%
Result from modification of lease and provision	(8.4)	6.6	n.a.	(112.3)	(1,286.3)	-91.3%
Other	144.3	(99.0)	n.a.	(9,510.7)	(20.4)	46553.0%
Changes in operating assets and liabilities
Trade and other receivables	844.9	(939.6)	n.a.	1,356.9	(918.3)	n.a.
Security deposits and maintenance reserves	30.1	(133.1)	n.a.	(43.5)	(407.5)	-89.3%
Other assets	(9.3)	(394.6)	-97.7%	(221.1)	(657.8)	-66.4%
Derivatives	(1.6)	—	n.a.	10.3	(46.8)	n.a.
Accounts payable	71.1	(95.6)	n.a.	(1,396.2)	(585.3)	138.5%
Salaries and benefits	61.3	78.2	-21.6%	86.8	185.1	-53.1%
Air traffic liability	500.9	(433.4)	n.a.	466.9	(61.8)	n.a.
Provisions	(148.0)	(162.6)	-9.0%	(460.9)	(470.5)	-2.0%
Other liabilities	(175.6)	(163.9)	7.2%	(206.9)	(211.4)	-2.1%
Interest paid	(638.6)	(178.8)	257.1%	(1,015.4)	(1,271.2)	-20.1%
Interest on loans and financing	(414.9)	(32.4)	1179.6%	(511.7)	(469.5)	9.0%
Interest on leases	(82.0)	(86.0)	-4.6%	(174.5)	(281.0)	-37.9%
Interest on leases - notes and equity	—	—	n.a.	—	(61.3)	n.a.
Interest on convertible instruments	—	—	n.a.	—	(175.2)	n.a.
Interest on factoring credit card receivables	(147.5)	(57.8)	155.0%	(310.5)	(278.4)	11.5%
Other interest	5.8	(2.6)	n.a.	(18.7)	(5.7)	229.6%
Net cash generated (used) by operating activities	1,447.0	(1,077.0)	n.a.	1,110.2	(1,458.4)	n.a.

Cash flows from investing activities
Short-term investment	—	0.0	n.a.	26.7	(22.4)	n.a.
Cash received on sale of property and equipment	—	—	n.a.	—	7.3	n.a.
Sales and leaseback	335.1	—	n.a.	486.7	30.7	1485.4%
Acquisition of subsidiary, net of cash acquired	—	(5.9)	n.a.	—	(5.9)	n.a.
Acquisition of intangible	(38.9)	(27.5)	41.7%	(118.2)	(74.9)	57.8%
Acquisition of property and equipment	(490.5)	(89.7)	446.5%	(762.8)	(244.1)	212.5%
Net cash generated (used) in investing activities	(194.3)	(123.1)	57.8%	(367.6)	(309.3)	18.9%

Cash flows from financing activities
Loans and financing
Proceeds	1,338.7	1,115.5	20.0%	8,726.1	6,233.5	40.0%
Repayment	(522.7)	(46.5)	1024.8%	(8,279.0)	(2,555.0)	224.0%
Deposits	(142.0)	—	n.a.	(142.0)	—	n.a.
Lease repayment	(647.9)	(617.2)	5.0%	(2,087.6)	(2,346.6)	-11.0%
Factoring	—	—	n.a.	—	—	n.a.
Cost of issuing shares	—	—	n.a.	—	(43.0)	n.a.
Capital increase	—	—	n.a.	2,755.7	51.2	n.a.
Net cash generated (used) in financing activities	26.0	451.9	-94.2%	973.3	1,340.1	-27.4%

Exchange gain (loss) on cash and cash equivalents	(4.5)	(57.9)	-92.1%	(164.5)	(129.8)	26.7%

Net increase (decrease) in cash and cash equivalents	1,274.1	(806.2)	n.a.	1,551.4	(557.4)	n.a.

Cash and cash equivalents at the beginning of the period	1,268.9	1,458.8	-13.0%	991.6	1,210.0	-18.0%

Cash and cash equivalents at the end of the period	2,543.0	652.6	289.7%	2,543.0	652.6	289.7%
’

Third Quarter
Results
2026
Glossary

Aircraft Utilization
Average number of block hours per day per aircraft operated.

Available Seat Kilometers (ASK)
Number of aircraft seats multiplied by the number of kilometers flown.

Completion Factor
Percentage of scheduled flights that were executed.

Cost per ASK (CASK)
Operating expenses divided by available seat kilometers.

Cost per ASK ex-fuel (CASK ex-fuel)
Operating expenses divided by available seat kilometers excluding fuel expenses.

EBITDA
Earnings before interest, taxes, depreciation, and amortization. Adjusted EBITDA excludes non-recurring items.

FTE (Full-Time Equivalent)
Equivalent number of employees assuming all work full-time.

Immediate Liquidity
Cash, cash equivalents, short-term investments, and receivables.

Load Factor
Number of passengers as a percentage of number of seats flown (calculated by dividing RPK by ASK).

LTM
Last twelve months ended on the last day of the quarter presented.

Revenue Passenger Kilometers (RPK)
One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Passenger Revenue per Available Seat Kilometer (PRASK)
Passenger revenue divided by available seat kilometers (also equal to load factor multiplied by yield).

Revenue per ASK (RASK)
Operating revenue divided by available seat kilometers.

Stage Length
The average number of kilometers flown per flight.

Trip Cost
Average cost of each flight calculated by dividing total operating expenses by total number of departures.

Yield
Average amount paid per passenger to fly one kilometer. Usually, yield is calculated as average revenue per revenue passenger kilometer

Third Quarter
Results
2026

This press release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects, and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events, or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

In this press release, we present EBITDA and EBITDA margin, which are non-IFRS performance measures and are not financial performance measures determined in accordance with IFRS and should not be considered in isolation or as alternatives to operating income or net income or loss, or as indications of operating performance, or as alternatives to operating cash flows, or as indicators of liquidity, or as the basis for the distribution of dividends. Accordingly, you are cautioned not to place undue reliance on this information.